IRONBRIDGE MORTGAGEFUND

SECOND QUARTER 2019 FINANCIAL RESULTS

MANAGEMENT COMMENTARY:

During the second quarter, the Company experienced strengthening loan demand as its seasoned borrowers continued to find attractively priced projects across all geographies. Our strategy remains to market to the highest quality borrowers and to lower our loan pricing as needed to remain competitive. The Company is executing on several initiatives to lower its blended cost of capital. As of quarter end, the Company raised approximately $17.3 million of 6% Senior Notes, providing additional low-cost capital. During April 2019, the Company negotiated an additional 37.5 basis point reduction in the interest rate paid on its line of credit. Starting May 2019, the Company began refinancing all maturing Junior Notes from 8% to 7%, and all Junior Notes are expected to be refinanced by October 2019. The Company sold 3 REO Assets and used the capital gains from one sale to offset the charge-offs on the other two sales. Planned capital improvements to the Company's Rental Properties are almost complete and approximately two thirds of all units were rented at the end of the quarter. Measures of investment security (portfolio loan-to-value, asset coverage ratios and interest coverage ratios) all remained healthy.

LOAN-TO-VALUE, ASSET COVERAGE & INTEREST COVERAGE

- **Portfolio "After Repair" LTV:** Active loans 65%, paid off loans (actual) 64% vs paid off loans (estimate) 68%.
- **Cumulative "As-Is" LTV:** Bank Borrowings 17%, Senior Notes 32%, Junior Notes 55%, Equity 73%.
- **Cumulative "As-Is" Asset Coverage:** Bank Borrowings 6.0x, Senior Notes 3.1x, Junior Notes 1.8x, Equity 1.4x.
- **Cumulative Interest Coverage:** Bank Borrowings 12.1x, Senior Notes 6.7x, Junior Notes 3.0x.

INCOME STATEMENT HIGHLIGHTS

- **Net Income:** $606,517, up 1.4% quarter/quarter, down 16.1% year/year.
- **Net Interest Margin:** 7.750%, down 10 basis points quarter/quarter, down 178 basis points year/year.
- **Net Interest Rate Spread:** 6.544%, down 11 basis points quarter/quarter, down 144 basis points year/year.
- **Interest Income:** $2,288,780, down 3.8% quarter/quarter, down 6.9% year/year.
- **Interest Expense:** $964,617, down 5.4% quarter/quarter, up 6.9% year/year.
- **Net Interest Income:** $1,324,163, down 2.6% quarter/quarter, down 14.9% year/year.

BALANCE SHEET HIGHLIGHTS

- **Total Assets:** $81.5 million, up 4.9% quarter/quarter, up 6.4% year/year.
- **Loans Receivable, Net:** $71.1 million, up 6.2% quarter/quarter, up 6.4% year/year.
- **Equity:** $20.4 million (25.1% of total assets), up 0.9% quarter/quarter, up 1.5% year/year.
- **Junior Notes:** $24.7 million (30.4% of total assets), down 14.2% quarter/quarter, down 10.9% year/year.
- **Senior Notes:** $17.3 million (21.3% of total assets), up 81.1% quarter/quarter, up 327.4% year/year.
- **Bank Borrowings:** $18.2 million (22.4% of total assets), down 0.4% quarter/quarter, down 23.3% year/year.

LOANS & ASSET QUALITY

- **Allowance for Loan Losses:** $882,461 (1.2% of UPB). $414,485 in provisions added. $318,382 loans charged off.
- **Delinquent Loans:** 4 new loans became delinquent. 3 delinquent loan paid off. Total delinquent loans $1.7 million or 2.3% of UPB, comprised of 3 non-performing (0.5% of UPB), 1 non-accruing (1.8% of UPB).
- **REO Assets:** 1 new REO Asset acquired. 3 REO Assets sold. 1 REO Assets converted to Rental Properties. Total REO Assets $2.2 million (2 properties).
- **Rental Properties:** 1 new REO Asset converted to Rental Properties. Total Rental Properties $7.1 million (4 properties).

Portfolio Loan-to-Value and Interest Coverage

Portfolio Loan-to-Value based on "After-Repair" Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the "after-repair" value for each property. The Company's "after-repair" value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds and represents the Company's estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company's estimated valuation for those same properties at the time the loans were made. This monthly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on "after-repair" value:

Loan-to-Value Based on "After-Repair" Value	As of or for the Three Months Ended June 30,		As of or for the Year Ended December 31,	
	2019	2018	2018	2017
Loan to value - active loans, end of period				
Unpaid principal balance	$ 72,543,633	$ 68,254,153	$ 68,590,539	$ 68,410,996
Unfunded loan balance (1)	10,183,256	10,324,467	9,491,811	7,647,593
Estimated "after-repair" value (2)	127,174,600	120,603,500	118,625,000	112,062,500
Estimated "after-repair" loan-to-value (3)	65%	65%	66%	68%
Loan to value - properties sold retail, during period				
Principal balance	$ 20,609,389	$ 22,488,694	$ 85,119,195	$ 68,297,135
Actual sale price	32,208,000	36,352,003	134,685,603	114,128,955
Actual loan-to-sale price (4)	64%	62%	63%	60%
Original "after-repair" loan-to-value estimate	68%	66%	66%	66%
Number of loans	64	69	284	263
Loans refinanced or properties sold wholesale, during period				
Unpaid principal balance	$ 4,265,106	$ 5,526,212	$ 16,035,210	$ 18,596,987
Number of loans	17	26	61	75

(1) Unfunded loan balance is comprised of construction funds that have been approved but not yet disbursed.
(2) Estimated "after repair" value assumes all loans are fully funded and improvements to real estate have been completed. Real estate values are based on the Company's "after-repair" value estimates.
(3) Estimated "after-repair" loan-to-value is calculated by dividing the sum of the unpaid principal balance and the unfunded loan balance by the estimated "after-repair" value. The principal balance of each loan was used to calculate the weighted average.
(4) Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) were excluded from the calculation.

The Company does not charge interest to borrowers on loan proceeds held back for improvements until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these loan proceeds as an unfunded loan balance. The Company's unfunded loan balance as of June 30, 2019 was $10.2 million compared to $10.3 million as of June 30, 2018. For purposes of calculating the estimated "after-repair" loan-to-value on the active Portfolio Loans, the Company assumes loan commitments are fully funded and associated improvements to the real estate collateral have been completed.

As of June 30, 2019, the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 65%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended June 30, 2019 was 64%, compared to our estimated weighted average "after-repair" loan-to-value of 68% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 4 percentage points more conservative than the actual sale prices, on average.

This compares to June 30, 2018 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 65%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended June 30, 2018 was 62%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 4 percentage points more conservative than the actual sale prices, on average.

This compares to December 31, 2018 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 66%. By comparison, during the year ended December 31, 2018 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 3 percentage points more conservative than the actual sale prices, on average.

This compares to December 31, 2017 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 68%. By comparison, during the year ended December 31, 2017 the weighted average loan-to-sales price of paid off Portfolio Loans was 60%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 6 percentage points more conservative than actual sale prices, on average.

It is important to point out that our "after-repair" loan to value estimates are calculated at the time the loans are made and are based on comparable sold properties available at that time, and assume no future price appreciation. If the real estate market appreciates during the life of the loan, our borrowers may sell their properties at higher prices than originally estimated, resulting in a lower loan-to-sales price percentage. Similarly, if real estate prices depreciate during the life of the loan, our borrowers may sell their properties at lower prices than originally estimated, resulting in a higher loan-to sale price percentage. The Company monitors these trends and adjusts its valuation methodology accordingly.

"As-Is" Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the "as-is" real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight-line percentage completion method to estimate the "as-is" real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed at period end and then multiplies this percentage completion by the total estimated value add (estimated "after-repair" value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the "as-is" value of the real estate collateral at period end. This estimated "as-is" value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the "as-is" loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following "as-is" loan-to-value and asset coverage analysis (based on percentage completion) will be lower and more conservative than the "after-repair" values and "after-repair" loan-to-values provided above, which assume 100% project completion and associated value added.

The following table provides the cumulative "as-is" loan-to-value and cumulative "as-is" asset coverage ratios for all four tiers of the Company's capital structure at the dates indicated, based on the estimated "as-is" valuation of real estate collateral.

Loan-to-Value and Asset Coverage based on "As-Is" Value	As of the Three Months Ended June 30,		As of the Year Ended December 31,	
	2019	2018	2018	2017
Estimated value added through construction improvements				
Estimated "after-repair" value	$ 127,174,600	$ 120,603,500	$ 118,625,000	$ 112,062,500
Real estate purchase price	$ 74,208,684	$ 69,945,847	69,906,529	60,578,984
Total estimated value add	$ 52,965,916	$ 50,657,653	$ 48,718,471	$ 51,483,516
Estimated percentage completion of capital improvements				
Construction loan commitments	$ 20,405,856	$ 19,597,544	$ 18,414,620	$ 21,983,628
Undisbursed construction loan balance	10,183,256	10,324,467	9,491,811	7,647,593
Disbursed construction loan funds	10,222,600	9,273,077	8,922,809	14,336,035
Percentage completion	50%	47%	48%	65%
Real estate value added based on percentage completion	$ 26,534,019	$ 23,969,958	23,606,548	33,573,598
Real estate purchase price	74,208,684	69,945,847	69,906,529	60,578,984
Estimated "as-is" real estate value of loan portfolio	100,742,703	93,915,805	93,513,077	94,152,582
Book value of rental property	7,087,303	-	6,414,813	-
Book value of real estate owned (REO)	2,161,624	8,473,106	3,315,361	4,795,566
Estimated "as-is" real estate collateral value	**$ 109,991,630**	**$ 102,388,911**	**$ 103,243,251**	**$ 98,948,148**
Capital structure and investment programs				
Bank Borrowings	$ 18,254,038	$ 23,861,317	$ 20,858,384	$ 19,020,350
Senior Notes	17,346,712	4,058,857	8,066,007	-
Senior Notes, cumulative	35,600,750	27,920,174	28,924,391	19,020,350
Junior Notes	24,746,610	27,783,080	28,386,836	33,805,946
Junior Notes, cumulative	60,347,360	55,703,254	57,311,227	52,826,296
Equity	20,413,166	20,117,645	20,324,112	20,205,127
Equity, cumulative	$ 80,760,526	$ 75,820,899	$ 77,635,339	$ 73,031,423
Capital structure loan-to-value based on "as-is" valuation of real estate collateral				
Bank Borrowings	17%	23%	20%	19%
Senior Notes, cumulative	32%	27%	28%	-
Junior Notes, cumulative	55%	54%	56%	53%
Equity, cumulative	73%	74%	75%	74%
Capital structure asset coverage based on "as-is" valuation of real estate collateral				
Bank Borrowings	6.0 x	4.3 x	4.9 x	5.2 x
Senior Notes, cumulative	3.1 x	3.7 x	3.6 x	-
Junior Notes, cumulative	1.8 x	1.8 x	1.8 x	1.9 x
Equity, cumulative	1.4 x	1.4 x	1.3 x	1.4 x

As of June 30 2019, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $127.2 million, and the real estate purchase price was $74.2 million, resulting in an estimated $53.0 million in total value add to the real estate projects. Total construction loan commitments were $20.4 million and construction funds disbursed were $10.2 million, resulting in an estimated percentage completion of 50%. Multiplying the estimated total value add of $53.0 million by the estimated project completion of 50% equaled an estimated $26.5 million of incremental real estate value added based on percentage completion. Adding $26.5 million of incremental real estate value added to the real estate purchase price of $74.2 million provided an estimated "as-is" loan portfolio real estate collateral value of $100.7 million. When combined with an estimated $7.1 million in rental property and $2.1 million of real estate owned assets held for sale, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $110.0 million as of June 30, 2019.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($110.0 million as of June 30, 2019). As of June 30, 2019, the loan-to-value of Bank Borrowings equaled 17% or $18.3 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $110.0 million; Cumulative loan-to-value of Senior Notes equaled 32% or $35.6 million (the sum of $17.3 million in Senior Notes, plus $18.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $110.0 million, and; Cumulative loan-to-value of Junior Notes equaled 55% or $60.3 million (the sum of $24.7 million in Junior Notes, plus $17.3 million in Senior Notes, plus $18.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $110.0 million, and; Cumulative loan-to-value of equity equaled 73% or $80.7 million (the sum of $20.4 million in equity, plus $24.7 million in Junior Notes, plus $17.3 million in Senior Notes, plus $18.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $110.0 million.

Loan-to-value for Bank Borrowings decreased year-over-year due to a decrease in average Bank Borrowings relative to average total assets. Cumulative loan-to-value for Senior Notes increased year-over-year due to an increase in average Senior Notes issued relative to average total assets. Cumulative loan-to-value for Junior Notes saw no material change year-over-year due to average portfolio leverage remaining relatively constant between periods.

Cumulative Asset Coverage is the estimated "as-is" real estate value ($110.0 million as of June 30, 2019) divided by the debt or equity and any senior debt. As of June 30, 2019, Bank Borrowings equaled 6.0 times or $110.0 million in estimated "as-is" real estate collateral value divided by $18.3 million in Bank Borrowings; Senior Notes equaled 3.1 times or $110.0 million in estimated "as-is" real estate collateral value divided by $35.6 million (the sum of $17.3 million in Senior Notes, plus $18.3 million in Bank Borrowings); Junior Notes equaled 1.8 times or $110.0 million in estimated "as-is" real estate collateral value divided by $60.3 million (the sum of $24.7 million in Junior Notes, plus $17.3 million in Senior Notes, plus $18.3 million in Bank Borrowings), and; Equity equaled 1.4 times or $110.0 million in estimated "as-is" real estate collateral value divided by $80.7 million (the sum of $20.4 million in equity, plus $24.7 million in Junior Notes, plus $17.3 million in Senior Notes, plus $18.3 million in Bank Borrowings).

Asset coverage for Bank Borrowings increased year-over-year due to a decrease in average Bank Borrowings relative to average total assets. Cumulative asset coverage for Senior Notes decreased year-over-year due to an increase in average Senior Notes issued relative to average total assets. Cumulative asset coverage for Junior Notes saw no material change year-over-year due to average portfolio leverage remaining relatively constant between periods.

By comparison, as of June 30, 2018, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $120.6 million, and the real estate purchase price was $69.9 million, resulting in an estimated $50.7 million in total value add to the real estate projects. Total construction loan commitments were $19.6 million and construction funds disbursed were $9.3 million, resulting in an estimated percentage completion of 47%. Multiplying the estimated total value add of $50.7 million by the estimated project completion of 47% equaled an estimated $24.0 million of incremental real estate value added based on percentage completion. Adding $24.0 million of incremental real estate value added to the real estate purchase price of $69.9 million provided an estimated "as-is" loan portfolio real estate collateral value of $102.4 million. When combined with an estimated $8.5 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $102.4 million as of June 30, 2018.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($102.4 million as of June 30, 2018). As of June 30, 2018, , the loan-to-value of Bank Borrowings equaled 23% or $23.8 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $102.4 million; Cumulative loan-to-value of Senior Notes equaled 27% or $27.9 million (the sum of $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of

$102.4 million, and; Cumulative loan-to-value of Junior Notes equaled 54% or $55.7 million (the sum of $27.8 million in Junior Notes, plus $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $102.4 million, and; Cumulative loan-to-value of equity equaled 74% or $75.8 million (the sum of $20.1 million in equity, plus $27.8 million in Junior Notes, plus $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $102.4 million.

Cumulative Asset Coverage is the estimated "as-is" real estate value ($102.4 million as of June 30, 2018) divided by the debt or equity and any senior debt. As of June 30, 2018, Bank Borrowings equaled 4.3 times or $102.4 million in estimated "as-is" real estate collateral value divided by $23.8 million in Bank Borrowings; Senior Notes equaled 3.7 times or $102.4 million in estimated "as-is" real estate collateral value divided by $27.9 million (the sum of $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings); Junior Notes equaled 1.8 times or $102.4 million in estimated "as-is" real estate collateral value divided by $55.7 million (the sum of $27.8 million in Junior Notes, plus $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings), and; Equity equaled 1.4 times or $102.4 million in estimated "as-is" real estate collateral value divided by $75.8 million (the sum of $20.1 million in equity, plus $27.8 million in Junior Notes, plus $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings).

As of December 31, 2018, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $118.6 million, and the real estate purchase price was $69.9 million, resulting in an estimated $48.7 million in total value add to the real estate projects. Total construction loan commitments were $18.4 million and construction funds disbursed were $8.9 million, resulting in an estimated percentage completion of 48%. Multiplying the estimated total value add of $48.7 million by the estimated project completion of 48% equaled an estimated $23.6 million of incremental real estate value added based on percentage completion. Adding $23.6 million of incremental real estate value added to the real estate purchase price of $69.9 million provides an estimated "as-is" loan portfolio real estate collateral value of $93.5 million. When combined with an estimated $6.4 million in rental property and $3.3 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $103.2 million as of December 31, 2018.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($103.2 million as of December 31, 2018). As of December 31, 2018, the loan-to-value of Bank Borrowings equaled 20% or $20.9 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $103.2 million; Cumulative loan-to-value of Senior Notes equaled 28% or $28.9 million (the sum of $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million, and; Cumulative loan-to-value of Junior Notes equaled 56% or $57.3 million (the sum of $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million, and; Cumulative loan-to-value of equity equaled 75% or $77.6 million (the sum of $20.3 million in equity, plus $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million.

Cumulative Asset Coverage is the estimated "as-is" real estate value ($103.2 million as of December 31, 2018) divided by the debt or equity and any senior debt. As of December 31, 2018, Bank Borrowings equaled 4.9 times or $103.2 million in estimated "as-is" real estate collateral value divided by $20.8 million in Bank Borrowings; Senior Notes equaled 3.6 times or $103.2 million in estimated "as-is" real estate collateral value divided by $28.9 million (the sum of $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings); Junior Notes equaled 1.8 times or $103.2 million in estimated "as-is" real estate collateral value divided by $57.3 million (the sum of $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings), and; Equity equaled 1.3 times or $103.2 million in estimated "as-is" real estate collateral value divided by $77.6 million (the sum of $20.3 million in equity, plus $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings).

As of December 31, 2017, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $112.1 million, and the real estate purchase price was $60.6 million, resulting in an estimated $51.5 million in total value add to the real estate projects. Total construction loan commitments were $22.0 million and construction funds disbursed were $14.3 million, resulting in an estimated percentage completion of 65%. Multiplying the estimated total value add of $51.5 million by the estimated project completion of 65% equaled an estimated $33.6 million of incremental real estate value added based on percentage completion. Adding $33.6 million of incremental real estate value added to the real estate purchase price of $60.6 million provides an estimated "as-is" loan portfolio real estate collateral value of $94.2 million. When combined with an estimated $4.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $98.9 million as of December 31, 2017.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($98.9 million as of December 31, 2017). As of December 31, 2017, the loan-to-value of Bank Borrowings equaled 19% or $19.0 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $98.9 million; Cumulative loan-to-value of Junior Notes equaled 53% or $52.8 million (the sum of $33.8 million in Junior Notes, plus $19.0 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $98.9 million, and; Cumulative loan-to-value of equity equaled 74% or $73.0 million (the sum of $20.2 million in equity, plus $33.8 million in Junior Notes, plus $19.0 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $98.9 million.

Cumulative Asset Coverage is the estimated "as-is" real estate value ($98.9 million as of December 31, 2017) divided by the debt or equity and any senior debt. As of December 31, 2017, Bank Borrowings equaled 5.2 times or $98.9 million in estimated "as-is" real estate collateral value divided by $19.0 million in Bank Borrowings; Junior Notes equaled 1.9 times or $98.9 million in estimated "as-is" real estate collateral value divided by $52.8 million (the sum of $33.8 million in Junior Notes, plus $19.0 million in Bank Borrowings), and; Equity equaled 1.4 times or $98.9 million in estimated "as-is" real estate collateral value divided by $73.0 million (the sum of $20.2 million in equity, plus $33.8 million in Junior Notes, plus $19.0 million in Bank Borrowings).

Interest Coverage. The interest coverage ratios are the ratios of total income to interest expenses. The following table provides information as to the Company's interest coverage ratios considering the Company's three components of debt for the periods shown.

Interest Coverage Ratios	For the Three Months June 30,		For the Year Ended December 31,	
	2019	2018	2018	2017
Interest income	$ 2,288,780	$ 2,457,651	$ 10,180,734	$ 10,838,524
Rental property Income	132,380	9,029	123,333	–
Other income	432,620	150,951	625,008	770,173
Total income	2,853,780	2,617,631	10,929,075	11,608,697
Interest expense – Bank Borrowings (1)	236,382	301,056	1,454,564	1,075,991
Interest expense – Senior Notes (2)	189,835	49,696	254,861	-
Interest expense – Junior Notes (3)	538,400	551,415	2,256,674	3,095,246
Total interest expense	$ 964,617	$ 902,167	$ 3,966,099	$ 4,171,237
Interest coverage ratios				
Interest coverage - Bank Borrowings (1)	12.1 x	8.7 x	7.5 x	10.8 x
Cumulative interest coverage - Senior Notes (2)	6.7 x	7.5 x	6.4 x	–
Cumulative interest coverage - Junior Notes (3)	3.0 x	2.9 x	2.8 x	2.8 x
Average portfolio leverage, during period	73.5%	71.7%	73.3%	73.1%

(1) Bank Borrowings have a first priority security interest in all of the Company's assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.
(2) Senior Notes have a second priority security interest in all of the Company's assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined. The Company began issuing Senior Notes on March 1, 2018.
(3) Junior Notes have a third priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals total income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined.

During the quarter ended June 30, 2019, the Company generated $2,853,780 in total income available to pay interest expense. With average portfolio leverage of 73.5%, the Company paid interest expense of $236,382 related to Bank Borrowings, $189,835 related to Senior Notes, and $538,400 related to Junior Notes. Total income was 12.1 times the amount necessary to pay interest expense related to Bank Borrowings, 6.7 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 3.0 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to both a decrease in average Bank Borrowings relative to average total assets and a decrease in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Senior Notes decreased modestly year-over-year due to an increase in average Senior Notes issued relative to average total assets. Cumulative interest coverage for Junior Notes saw no material change year-over-year due to average portfolio leverage remaining relatively constant between periods.

By comparison, during the quarter ended June 30, 2018 the Company generated $2,617,631 in total income available to pay interest expense. With average portfolio leverage of 71.7%, the Company paid interest expense of $301,056 related to Bank Borrowings, $49,696 related to Senior Notes, and $551,415 related to Junior Notes. Total income was 8.7 times the amount necessary to pay interest expense related to Bank Borrowings, 7.5 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.9 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined. The Company began issuing Senior Notes on March 1, 2018.

By comparison, during the year ended December 31, 2018 the Company generated $10,929,075 in total income available to pay interest expense. With average portfolio leverage of 73.3%, the Company paid interest expense of $1,454,564 related to Bank Borrowings, $254,861 related to Senior Notes, and $2,256,674 related to Junior Notes. Total income was 7.5 times the amount necessary to pay interest expense related to Bank Borrowings, 6.4 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

By comparison, during the year ended December 31, 2017 the Company generated $11,608,697 in total income available to pay interest expense. With average portfolio leverage of 73.1%, the Company paid interest expense of $1,075,991 related to Bank Borrowings and $3,095,246 related to Junior Notes. Total income was 10.8 times the amount necessary to pay interest expense related to Bank Borrowings and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings and Junior Notes combined.

Income Statement

Net Income. Net income was $606,517 for the quarter ended June 30, 2019, an increase of $8,635, or 1.4%, from $597,882 in the prior quarter, and a decrease of $116,249, or 16.1%, from $722,766 during the same quarter in the prior year.

The year-over-year decline in net income primarily reflected a modest decline in mortgage interest income due to continued industry pricing pressure, which was only partially offset by reductions in the Company's cost of capital.

The yield drag from REOs is improving and should continue to improve through 2019. The planned capital improvements to our four rental properties are almost complete, and approximately two thirds of all units were rented as of June 30, 2019. We expect to have the remainder of these units rented during 2019, which will be additive to earnings.

Net Interest Margin and Net Interest Rate Spread. Net interest margin for the quarter ended June 30, 2019 was 7.750%. This compares to net interest margin of 7.846% and 9.528% for the quarters ended March 31, 2019 and June 30, 2018, respectively. Similarly, the net interest rate spread for the quarter ended June 30, 2019 was 6.544% compared to 6.656% and 7.981% for the quarters ended March 31, 2019 and June 30, 2018, respectively. See table below "Average Balances and Yields" for additional details

The modest quarter-over-quarter and year-over-year decline in net interest margin and net interest rate spread reflects a decline in the Company's blended yield on interest-earning assets as a result of older, higher-yielding loans being replaced by newer loans made at lower interest rates. The decline in industry loan pricing that we have witnessed over the past 6 years seems to be at or near bottom, but we have not yet seen an increase in industry loan pricing despite the general increase in interest rates during 2018. We are looking for opportunities to increase loan pricing, but not at the expense of borrower quality. Iron Bridge decided in 2016 to lower its loan pricing to gain and retain higher quality borrowers to mitigate risk. We have been successful in this regard and plan to continue with this strategy.

Further, during the second quarter two non-accruing loans that required more time and expense to resolve were sold, which will be additive to net interest margin and net interest rate spread going forward. See "Delinquent Loans and REO Assets" below for additional details.

Interest Income. For the quarter ended June 30, 2019, total interest income was $2,288,780, a decrease of $90,280, or 3.8%, from $2,379,060 during the prior quarter, and an decrease of $168,871, or 6.9%, from $2,457,651 during the same period in the prior year.

The well documented softening in the residential real estate market during the second half of 2018 and the first quarter of 2019 resulted in a modest slowdown in loan origination and a corresponding reduction in average loan portfolio size. As a result, the Company's average interest-earning assets declined by $1.7 million to $68.5 million during the quarter ended June 30, 2019, from an average of $70.3 million during the prior quarter. In addition, the yield earned on interest earning assets declined 34 basis points during the same period to 13.395% from 13.732%. However, the Company saw increased loan demand exiting the second quarter, with mortgage loan receivables of $71.1 million at June 30, 2019, compared to average mortgage loans receivable of $68.0 million during the quarter.

The year-over-year decrease in interest income was the result of a 5.0% increase in average interest-earning assets to $68.5 million during the quarter, from an average of $65.3 million during the same quarter in the prior year, being more than offset by the 166 basis point decline in the yield earned on average interest-earning assets to 13.395% during the quarter from 15.055% during the same quarter in the prior year.

The average daily balance of cash during the quarter ended June 30, 2019 was $572,682, compared to $626,928 and $652,846 for the quarters ended March 31, 2019 and June 30, 2018, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense decreased $55,127, or 5.4%, to $964,617 for the quarter ended June 30, 2019 from $1,019,744 during the prior quarter, and increased $62,450, or 6.9%, from $902,167 during the same quarter in the prior year. The average cost of interest-bearing liabilities was 6.851% during the quarter ended June 30, 2019, a decrease of 23 basis points from 7.076% during the prior quarter, and a decrease of 22 basis points from 7.073% during the same quarter in the prior year.

Interest expense on the Company's Junior Notes was $538,400 for the quarter ended June 30, 2019, a decrease of $28,887, or 5.1%, from $567,287 during the prior quarter, and a decrease of $13,015, or 2.4%, from $551,415 during the same quarter in the prior year. The average yields paid on Junior Notes for the quarters ending June 30, 2019, March 31, 2019 and June 30, 2018 were 7.877%, 8.000 %, and 7.978%, respectively.

As previously reported, starting in May 2019 the Company began refinancing maturing Junior Notes from 8% to 7%, and all outstanding Junior Notes are expected to be refinanced by October 2019.

Interest expense on the Company's Senior Notes was $189,835 for the quarter ended June 30, 2019, an increase of $60,105, or 46.3%, from $129,730 during the prior quarter, and an increase of $140,139, or 282.0%, from $49,696 during the same quarter in the prior year. The average yields paid on Senior Notes for the quarters ending June 30, 2019, March 31, 2019 and June 30, 2018 were 5.999%, 5.992% and 5.984%, respectively.

During the quarter ended June 30, 2019, Senior Notes increased by approximately $7.8 million to $17.3 million, providing additional low cost capital.

Interest expense on the Company's line of credit with Western Alliance Bank ("Bank Borrowings") was $236,382 during the quarter ended June 30, 2019, a decrease of $86,345, or 26.8%, from $322,727 during the prior quarter, and a decrease of $64,674, or 21.5%, from $301,056 for the same quarter in the prior year. The average interest rate paid on Bank Borrowings for the quarters ending June 30, 2019, March 31, 2019, and June 30, 2018 were 5.792%, 6.261%, and 6.006%, respectively.

The year-over-year increase in interest rate paid on Bank Borrowings primarily reflects the increase in the 1-Month LIBOR rate during this period, which is the index used to price the Company's line of credit. However, during the first quarter of 2019 the Company negotiated a 50 basis point reduction in the interest rate paid on its line of credit, and during the second quarter of 2019 the Company negotiated another 37.5 basis point reduction in the interest rate paid on its line of credit to 1-Monthly LIBOR + 3.125 percent.

Net Interest Income. Net interest income for the quarter ended June 30, 2019 was $1,324,163, a decrease of $35,153, or 2.6%, from $1,359,316 in the prior quarter, and a decrease of $231,321, or 14.9%, from $1,555,484 during the same quarter in the prior year.

The quarter-over-quarter decline in net interest income primarily reflected an 11 basis point decline in the net interest rate spread coupled with a 2.5% decrease in average interest-earning assets. The year-over-year decline in net interest income resulted from a 5.0% increase in average interest-earning assets being more than offset by a 178 basis point decline in the interest rate spread.

Non-Interest Income. For the quarter ended June 30, 2019, other income was $432,620, an increase of $326,678, or 308.4%, from $105,942 during the prior quarter, and an increase of $281,669, or 186.6%, from $150,951 during the same period of the prior year. Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets, and reversals in the allowance for loan losses used to offset losses on the sale of REO Assets. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

The increase in other income during the quarter was primarily attributable to the gain on sale from one cross collateralized REO Asset being used to offset losses on the sale of two other REO Assets. A corresponding increase in provision-for-loan-losses expense was recorded. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Non-Interest Expense. For the quarter ended June 30, 2019, non-interest expense was $1,286,017, an increase of $329,119, or 34.4%, from $956,898 during the prior quarter, and an increase of $301,259, or 30.6%, from $984,758 during the same period in the prior year.

As discussed above, the increase in non-interest expense was driven primarily by an increase in provision-for-loan-losses expense used to charge off two REO Assets. See "Provision for Loan Losses" below for additional details.

Provision for Loan Losses. Based on our analysis of loan portfolio performance and portfolio growth, the Company recorded a provision of $414,485 for the quarter ended June 30, 2019, a provision of $30,000 for the quarter ended March 31, 2019, and provision of $10,000 for the quarter ended June 30, 2018. The allowance for loan losses was $882,461, or 1.2% of total unpaid principal balance (UPB), at June 30, 2019 compared to $786,358, or 1.2% of total UPB, at March 31, 2019, and as compared to $900,272, or 1.3% of total UPB, at June 30, 2018. Total delinquent loans were $1,673,573, or 2.3% of the total UPB, at June 30, 2019 compared to $2,769,878, or 4.1% of total UPB, at March 31, 2019 and $3,258,071, or 4.8% of the total UPB at June 30, 2018. The allowance for loan losses reflects the estimate we believed to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2019, March 31, 2019 and June 30, 2018. See "Asset Quality" below for a discussion of non-performing loans and REO assets.

Income Taxes. Income tax expense for the quarter ended June 30, 2019 was $8,304, as compared to $283 during the prior quarter and $7,940 during the same quarter in the prior year. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Balance Sheet, Liquidity and Capital Resources

Total assets. Total assets increased $3.8 million to $81.5 million as of June 30, 2019 from $77.7 million at March 31, 2019, and increased $4.9 million, or 6.4%, from $76.6 million at June 30, 2018.

Growth in total assets quarter-over-quarter and year-over-year was primarily attributable to an increase in net mortgage loans receivable to $71.0 million as of June 30, 2019, from $66.9 million at March 31, 2019, and $66.8 million as of June 30, 2018.

Equity. As of June 30, 2019, March 31, 2019 and June 30, 2018, the Company's equity balance was $20.4 million (25.1% of total assets), $20.2 million (26.0% of total assets), and $20.1 million (26.3% of total assets), respectively.

The line of credit loan covenants with Western Alliance Bank require the Company to maintain a minimum of $20 million of equity. The Company's Maximum Debt Covenant requires equity to be no less than 20% of total assets.

Bank Borrowings. As of June 30, 2019, March 31, 2019 and June 30, 2018, the net unpaid line of credit balance was $18.2 million (22.4% of total assets), $18.3 million (23.5% of total assets), and $23.7 million (31.0% of total assets), respectively.

For the quarters ending June 30, 2019, March 31, 2019 and June 30, 2018, the average line of credit balance and utilization during these periods was $16.4 million (40.9% utilization), $20.9 million (52.3% utilization), and $20.0 million (50.1% utilization), respectively. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company's Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

The Company's line of credit with Western Alliance Bank was renewed from January 1, 2018 through January 1, 2020. The renewed line of credit included a 50 basis point reduction in the interest rate from 1-Month LIBOR plus 4.5% to 1-Month LIBOR plus 4.0%, and an increase in the borrowing limit from $25 to $40 million. On January 24, 2019, the Company negotiated an amendment to its line of credit, reducing the interest rate by another 50 basis points to 1-Month LIBOR plus 3.5%. On April 16, 2019, the Company negotiated another amendment to its line of credit, reducing the interest rate by another 37.5 basis points to 1-Month LIBOR plus 3.125%.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering ("Senior Notes") effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018. As of June 30, 2019, Senior Notes were $17.3 million (21.3% of total assets) compared to $9.6 million (12.3% of total assets) as of March 31, 2019 and $4.1 million (5.3% of total assets) as of June 30, 2018.

Junior Notes. As of June 30, 2019, Junior Notes were $24.7 million (30.4% of total assets). This compares to $28.8 million (37.1% of total assets) as of March 31, 2019 and $27.8 million (36.3% of total assets) as of June 30, 2018.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made, and principal payments received by the Company during each month. With this information, the Company can analyze historical monthly cash flows related to loan portfolio funding and payoffs and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

The following table sets forth the portfolio roll forward analysis.

ROLL FORWARD ANALYSIS						
Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-17	246	66,754,985	9,640,864	(9,239,782)	67,156,067	217
Feb-17	248	67,156,067	7,429,508	(5,425,096)	69,160,478	371
Mar-17	254	69,160,478	9,289,042	(7,066,300)	71,383,220	294
Apr-17	250	71,383,220	6,445,553	(9,340,595)	68,488,178	229
May-17	247	68,488,178	7,920,151	(8,161,569)	68,246,761	252
Jun-17	249	68,246,761	10,619,223	(8,895,665)	69,970,319	230
Jul-17	258	69,970,319	7,128,195	(4,128,404)	72,970,110	508
Aug-17	247	72,970,110	6,523,035	(8,285,157)	71,207,988	264
Sep-17	247	71,207,988	7,352,497	(5,216,881)	73,343,604	409
Oct-17	238	73,343,604	6,295,076	(9,319,403)	70,319,277	236
Nov-17	228	70,319,277	4,755,973	(7,290,421)	67,784,829	289
Dec-17	232	67,784,829	8,496,164	(7,869,997)	68,410,996	258
Total		836,785,817	91,895,281	(90,239,270)	Average # Days	278
Jan-18	235	68,410,996	8,992,596	(8,330,393)	69,073,199	246
Feb-18	218	69,073,199	4,826,963	(10,671,798)	63,228,364	194
Mar-18	215	63,228,364	9,286,505	(9,542,233)	62,972,637	199
Apr-18	222	62,972,637	8,883,321	(8,262,626)	63,593,331	229
May-18	217	63,593,331	14,632,653	(10,005,087)	68,220,897	191
Jun-18	219	68,220,897	12,169,765	(12,136,508)	68,254,153	169
Jul-18	221	68,254,153	12,073,975	(6,616,944)	73,711,184	309
Aug-18	224	73,711,184	9,592,011	(9,383,156)	73,920,039	236
Sep-18	222	73,920,039	6,205,262	(3,845,607)	76,279,694	577
Oct-18	211	76,279,694	11,048,166	(12,069,861)	75,257,998	190
Nov-18	204	75,257,998	5,378,256	(9,043,524)	71,592,729	250
Dec-18	187	71,592,729	6,769,242	(9,771,432)	68,590,539	220
Total		834,515,221	109,858,712	(109,679,170)	Average # Days	228
Jan-19	191	68,590,539	6,080,321	(4,320,400)	70,350,460	476
Feb-19	191	70,350,460	10,040,486	(11,136,555)	69,254,391	190
Mar-19	191	69,254,391	8,983,361	(9,983,533)	68,254,220	208
Apr-19	191	68,254,220	6,846,469	(9,443,946)	65,656,743	217
May-19	199	65,656,743	11,138,381	(8,405,752)	68,389,372	234
Jun-19	205	68,389,372	11,813,492	(7,659,232)	72,543,633	268
Total		410,495,724	54,902,511	(50,949,417)	Average # Days	242

(1) Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

During the six months ended June 30, 2019, the principal balance of the Company's loan portfolio ranged from $65.7 million to $72.5 million, and the Company made principal advances of $54.9 million related to new or existing Portfolio Loans and received principal payments of $50.9 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 242 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

By comparison, for the year ended December 31, 2018, the principal balance of the Company's loan portfolio ranged from $63.0 million to $76.3 million, and the Company made principal advances of $109.9 million related to new or existing Portfolio Loans and received principal payments of $109.7 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 228 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

Asset Quality

Allowances for loan losses. As of June 30, 2019, the Company's allowance for loan losses balance was $882,461 or 1.2% of the unpaid principal balance (UPB) of Portfolio Loans. During the quarter ended June 30, 2019, the Company recognized a $414,485 provision for loan losses and $318,382 in loan charge-offs.

As discussed above, the increase in allowance for loan losses was primarily attributable to the gain on sale from one cross collateralized REO Asset being used to charge off losses on the sale of two other REO Assets. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

By comparison, the Company recognized a $30,000 provision for loan losses and $59,589 in charge-offs during the quarter ended March 31, 2018.

By comparison, the Company recognized a $10,000 provision for loan losses and no charge-offs during the quarter ended June 30, 2018.

Based on the Company's expectation of stable portfolio performance in the near term, the Company expects to accrue a provision for loan losses at a rate of between 0% and 1.0% annualized. As of June 30, 2019, the total amount of loans charged off by the Company since inception (April 2009) totaled $905,131.

Delinquent Loans, REO Assets and Rental Properties. The following definitions are used when categorizing the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Real Estate Owned assets:

(1) ***Delinquent Loan:*** A loan with a monthly payment that is 30 days or more past due.
(2) ***Non-Performing Loan:*** A Delinquent Loan that is in the foreclosure process but still accruing interest.
(3) ***Non-Accruing Loan:*** A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management's judgment, the future collectability of principal or interest is in doubt. Loans placed on non-accrual status may or may not be contractually past due at the time of such determination.
(4) ***Impaired Loan:*** A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Impaired loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.
(5) ***Real Estate Owned ("REO"):*** Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.
(6) ***Rental Properties:*** Real estate that the Company holds for use.

The Company's policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days, or longer if the borrower files bankruptcy or contests the foreclosure judicially). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes Non-Performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, if the manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and

foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company's allowance for loan losses.

The following table provides information associated with the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Charged Off loans:

Delinquent Loans					
As of 06/30/2019	Unpaid Principal Balance	Unpaid Accrued Interest	Estimated Value	Loan to Value	Accrual Status
Chicago, Illinois (Cook)	1,281,046	-	1,560,000	82%	Non Accruing
Auburn, Washington (King) (1)	119,700	7,707	335,000	38%	Non Performing
Memphis, Tennessee (Shelby) (1)	199,815	13,286	325,000	66%	Non Performing
Burbank, Illinois (Cook) (1)	73,012	2,686	285,000	27%	Non Performing
Total	1,673,573	23,679	2,505,000		

Paid Off Delinquent Loans					
During Q2 2019	Unpaid Principal Balance	Unpaid Accrued Interest	Additional Fees Collected (2)	Charge Off (3)	Date Paid Off
Memphis, Tennessee (Shelby) (1)	194,266	11,560	9,532	-	6/14/2019
Oakley, California (Contra Costa)	292,984	32,540	61,774	-	6/19/2019
Total	487,250	44,100	71,306	-	

(1) New delinquent loan.
(2) Additional fees collected are net of additional expenses incurred.
(3) Amounts charged off are charged off against the Loan Loss Reserve.

During the quarter ended June 30, 2019, 4 new loans became delinquent and 2 delinquent loans paid off. As of June 30, 2019, the Company had 4 delinquent loans totaling $1.7 million, or 2.3% of total UPB, comprised of 3 non-performing loans (0.5% of UPB) and 1 non-accruing loan (1.8 % of UPB).

While we are not concerned about the long-term financial impact of these delinquent loans on portfolio performance and do not view these loans as indicative of systemic issues, we continue to analyze them as part of our ongoing process to improve our internal policies and procedures.

The following table provides information associated with the Company's REO Assets and Rental Properties:

Real Estate Owned Assets					
As of 06/30/2019	Cost Basis	REO Expense (during quarter)	REO Source	Acquisition Date	Exit Strategy
Oakland, California (Alameda)	2,017,569	10,270	Foreclosure	6/1/2018	Rehab and Sell
Chicago, Illinois (Cook)	144,056	2,827	Foreclosure	11/26/2018	Rehab and Sell
Total	2,161,624	13,097			

Sold Real Estate Owned Assets					
During Q2 2019	Cost Basis	Net Proceeds	Gain (Loss) on Sale	Acquisition Date	Sale Date
Chicago, Illinois (Cook)	191,212	32,766	(158,446)	5/4/2017	5/29/2019
Chicago, Illinois (Cook)	204,957	45,021	(159,936)	7/19/2017	6/12/2019
Pleasanton, California (Alameda) (1)(2)	-	328,692	328,692	5/21/2019	5/21/2019
Total	396,169	406,479	10,310		

Rental Properties					
As of 06/30/2019	Cost Basis	Oper. Expense (during quarter)	Oper. Income (during quarter)	Acquisition Date	Date Converted to Held for Use
Chicago, Illinois (Cook)	2,967,352	31,361	84,689	5/13/2016	12/31/2018
Chicago, Illinois (Cook)	3,364,631	21,588	8,083	5/13/2016	12/31/2018
Chicago, Illinois (Cook)	313,936	3,769	11,916	5/24/2016	12/31/2018
Chicago, Illinois (Cook)	441,384	7,521	7,117	9/7/2017	4/1/2019
Total	7,087,303	64,239	111,805		

(1) New REO Asset.
(2) Foreclosed cross collateral related to an REO Asset in Alameda County.

During the quarter ended June 30, 2019, one REO asset was acquired, three REO asset were sold, and one additional REO asset was converted to a Rental Property. As of June 30, 2019, the Company had REO Asset inventory of $2.2 million (2.7% of total assets) comprised of 2 properties.

As of June 30, 2019, the Company had Rental Properties of $7.1 million (8.7% of total assets) comprised of 4 properties including one 30-unit apartment building (redevelopment completed during the fourth quarter of 2018), one nearly complete 33-unit building (expected to be completed during the third quarter of 2019) and two completed 3-unit buildings. A majority of the redevelopment costs for these projects have been capitalized. All four projects are currently leased or in the process of being leased.

Our analysis as of June 30, 2019 suggests that the valuation of the REO Assets, Rental Properties, and Non-Accruing Loans will allow the Company to recover its invested capital without impairment charges. In addition, we anticipate the aggregate drag on income from non-yielding REOs and non-accruing loans to dissipate during 2019 as we continue to lease Rental Properties and dispose of REO Assets.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the real estate assets are carried at the lower of cost or fair value less estimated costs to sell. REO asset revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Portfolio Loan Characteristics

Project Type. As of June 30, 2019, the percentage of unpaid principal balance categorized by project type consisted of 80% Single Family Residential Rehab (176 loans), 14% Single Family Residential New Construction (26 loans), 1% Multi-Family Residential Rehab (1 loan), 1% Multi-Family Residential New Construction (1 loans), 3% Commercial (1 loan).

By comparison, as of March 31, 2019, the percentage of unpaid principal balance categorized by project type consisted of 81% Single Family Residential Rehab (165 loans), 12% Single Family Residential New Construction (22 loans), 1% Multi-Family Residential Rehab (1 loan), 1% Multi-Family Residential New Construction (1 loan), 4% Commercial (1 loan).

By comparison, as of June 30, 2018, the percentage of unpaid principal balance categorized by project type consisted of 83% Single Family Residential Rehab (193 loans), 15% Single Family Residential New Construction (25 loans), 2% Multi-Family Residential Rehab (1 loan).

Geographical Distribution. As of June 30, 2019, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 44%, Colorado 11%, Georgia 1%, Illinois 4%, Indiana 1%, North Carolina 1%, Oregon 22%, South Carolina 2%, Texas 5%, Utah 1% and Washington 6%.

By comparison, as of March 31, 2019, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 46%, Colorado 12%, Florida 1%, Georgia 1%, Illinois 5%, Oregon 22%, South Carolina 3%, Texas 3%, and Washington 6%.

By comparison, as of June 30, 2018, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 46%, Colorado 7%, Florida 1%, Georgia 1%, Illinois 11%, New Jersey 1%, North Carolina 1%, Oregon 20%, South Carolina 1%, Texas 3%, Virginia 1%, and Washington 6%.

It is important to point out that the Company is not seeking out land entitlement loans. These loans represent phase one of two phase construction projects on either single family or multi–family residential structures.

Borrowers. As of June 30, 2019, the portfolio consisted of 205 active loans provided to 145 borrowers. The average number of loans per borrower was 1.4 loans. The largest borrower represented 9% of the UPB while the top 3 borrowers represented 17% of the unpaid principal balance.

By comparison, as of March 31, 2019, the portfolio consisted of 191 active loans provided to 132 borrowers. The average number of loans per borrower was 1.4 loans. The largest borrower represented 9% of the UPB while the top 3 borrowers represented 20% of the unpaid principal balance.

By comparison, as of June 30, 2018, the portfolio consisted of 219 active loans provided to 133 borrowers. The average number of loans per borrower was 1.6 loans. The largest borrower represented 7% of the UPB while the top 3 borrowers represented 19% of the unpaid principal balance.

Portfolio Age. As of June 30, 2019, the age distribution of the 205 active Portfolio Loans was as follows: 143 loans within 0-6 months (63% of the unpaid principal balance (UPB)), 18 loans within 6-9 months (10% of UPB), 12 loans within 9-12 months (9% of UPB) and 32 loans greater than 12 months (18% of UPB).

This compares to March 31, 2019, the age distribution of the 191 active Portfolio Loans was as follows: 114 loans within 0-6 months (52% of the unpaid principal balance (UPB)), 25 loans within 6-9 months (15% of UPB), 23 loans within 9-12 months (17% of UPB) and 29 loans greater than 12 months (16% of UPB).

By comparison, as of June 30, 2018 the age distribution of the 219 active Portfolio Loans was as follows: 138 loans within 0-6 months (63% of UPB), 31 loans within 6-9 months (10% of UPB), 17 loans within 9-12 months (7% of UPB) and 33 loans greater than 12 months (21% of UPB).

Portfolio Turnover. During the quarter ended June 30, 2019, the Company originated 95 new Portfolio Loans and saw 81 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended March 31, 2019, the Company originated 69 new Portfolio Loans and saw 65 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended June 30, 2018 the Company originated 101 new Portfolio Loans and saw 95 Portfolio Loans pay off. In addition, the Company took 1 deeds in lieu of foreclosure, and foreclosed on 1 loan during the quarter.

As of June 30, 2019, the Company had originated 2,530 loans since inception (April 1, 2009) of which 2,325 had paid off including 40 loans that had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 205 active Portfolio Loans.

Loan Size. As of June 30, 2019, the average and median loan sizes were $353,871 and $227,146, down $3,481 and down $9,492 from the average and median loan sizes of $357,352 and $236,637 at March 31, 2019, and up $42,209 and up $19,865 from the average and median loan sizes of $311,663 and $207,281 at June 30, 2018, respectively.

Cautionary Note Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as "may," "should," "expects," "plans," "believes," "estimates," "predicts," "potential," and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this report are made as of the date of this report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements

The historical results described in this report with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company.

Any projections made in this report are based on historical examples and the Company's estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

About Iron Bridge Mortgage Fund, LLC

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making loans to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company, which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004.

The Company's primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company's primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company's economic interests.

For more information visit our website: www.ironbridgelending.com

IRON BRIDGE MORTGAGE FUND

AVERAGE BALANCES AND YIELDS

For the Three Months Ended

	June 30, 2019			March 31, 2019			June 30, 2018		
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets									
Bank deposits	$ 572,862	-	-	$ 626,928	-	-	$ 652,846	-	-
Portfolio loans	67,962,458	$ 2,288,780	13.508%	69,634,093	$ 2,379,060	13.856%	64,646,101	$ 2,457,651	15.207%
Total interest-earning assets	68,535,320	2,288,780	13.395%	70,261,022	2,379,060	13.732%	65,298,947	2,457,651	15.055%
Allowance for loan losses	(856,632)			(782,175)			(890,381)		
Non-interest earning assets (3)	9,141,883			9,440,266			6,745,639		
Total Assets	76,820,571			78,919,113			71,154,204		
Interest-bearing liabilities									
Junior Notes	27,413,879	538,400	7.877%	28,758,281	567,287	8.000%	27,646,500	551,415	7.978%
Senior Notes	12,692,114	189,835	5.999%	8,779,936	129,730	5.992%	3,322,183	49,696	5.984%
Bank Borrowings	16,369,083	236,382	5.792%	20,904,896	322,727	6.261%	20,049,274	301,056	6.006%
Total interest-bearing liabilities	56,475,076	964,617	6.851%	58,443,113	1,019,744	7.076%	51,017,957	902,167	7.073%
Non-interest bearing liabilities (4)	379,212			365,053			394,656		
Shareholders' equity	19,966,282			20,110,948			19,741,591		
Total liabilities and shareholders' equity	$ 76,820,571			$ 78,919,113			$ 71,154,204		
Net interest income		$ 1,324,163			$ 1,359,316			$ 1,555,484	
Net Interest rate spread (5)			6.544%			6.656%			7.981%
Net interest margin (6)			7.750%			7.846%			9.528%
Ratio of interest-earning assets to interest bearing liabilities			1.21			1.20			1.28

Footnotes

(1) Average balances are the daily average unpaid principal balance of interest-earning assets and interest-bearing liabilities and include non-accruing loan balances.

(2) Interest includes all Portfolio Loan fee income and interest received on such loans, including late fees and default interest, and discount points and origination fees that are accreted to income over the life of the loan. Bank Borrowings exclude loan origination fees in accordance with generally accepted accounting principles.

(3) Non-interest-earning assets include interest receivable, line of credit origination fees, unamortized loan origination discount and real estate held for sale.

(4) Non-interest-bearing liabilities include loan servicing fees payable, interest payable, management incentive fees payable, accounting fees payable, and refunds due borrower.

(5) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(6) Net interest margin represents net interest income divided by average total interest-earning assets.

IRON BRIDGE MORTGAGE FUND

BALANCE SHEET

	Dec 31, 2016	Mar 31, 2017	June 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	June 30, 2019
Assets											
Cash and cash equivalents	$ 204,541	$ 1,585,841	$ 953,030	$ 1,155,914	$ 684,316	$ 834,264	$ 661,814	$ 560,255	$ 588,576	$ 656,628	$ 538,533
Mortgage interest receivable	1,157,773	1,115,535	1,031,322	1,137,926	1,257,834	799,394	687,816	771,446	705,950	694,492	623,057
Mortgage loans receivable, net	65,277,911	69,752,535	68,378,126	72,013,136	67,090,684	61,590,164	66,763,317	74,760,305	67,316,102	66,905,074	71,053,233
Real estate held for sale	2,925,184	4,262,735	3,386,111	3,827,675	4,795,566	5,672,235	8,476,969	8,853,754	3,315,361	2,876,573	2,161,624
Rental property, net	-	-	-	-	-	-	-	-	6,414,813	6,549,528	7,087,303
Total assets	$ 69,565,409	$ 76,716,646	$ 73,748,589	$ 78,134,651	$ 73,828,400	$ 68,896,057	$ 76,589,916	$ 84,945,760	$ 78,340,802	$ 77,682,295	$ 81,463,750
Liabilities											
Accounts payable and other accrued liabilities	$ 33,943	$ 29,609	$ (8,619)	$ 11,703	$ 23,925	$ 3,297	$ (16,445)	$ 6,954	$ 34,196	$ (8,954)	$ 20,172
Servicer fees payable	175,089	184,724	171,676	179,529	176,575	162,759	168,102	188,916	181,531	177,072	176,796
Incentive fees payable	66,755	75,306	77,602	87,804	62,101	90,665	84,468	55,163	40,630	42,120	35,783
Interest payable	371,993	393,247	342,306	318,342	325,809	283,798	322,616	359,468	350,453	335,674	313,847
Notes payable - junior notes	36,398,463	36,132,766	34,597,566	33,695,207	33,805,946	27,418,329	27,783,080	27,473,529	28,386,836	28,836,841	24,746,610
Notes payable - senior notes	-	-	-	-	-	2,795,940	4,058,857	6,397,726	8,066,007	9,577,358	17,346,712
Line of credit, net	13,294,510	21,062,314	18,485,522	22,847,896	19,014,051	17,418,966	23,743,771	29,555,940	20,778,689	18,288,904	18,213,863
Deferred interest	218,407	385,415	342,680	202,957	214,866	166,238	327,822	258,890	178,348	197,974	196,801
Total liabilities	50,559,160	58,263,380	54,008,733	57,343,438	53,623,273	48,339,992	56,472,271	64,296,586	58,016,690	57,446,989	61,050,584
Members' equity	19,006,249	18,453,266	19,739,856	20,791,213	20,205,127	20,556,065	20,117,645	20,649,174	20,324,112	20,235,306	20,413,166
Total liabilities and members' equity	$ 69,565,409	$ 76,716,646	$ 73,748,589	$ 78,134,651	$ 73,828,400	$ 68,896,057	$ 76,589,916	$ 84,945,760	$ 78,340,802	$ 77,682,295	$ 81,463,750

Footnotes

The amounts provided in the financial statements through December 31, 2018 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2019 have not been audited. Audited financial statements for the fiscal year 2019 will be available during the first quarter of 2020.

IRON BRIDGE MORTGAGE FUND

INCOME STATEMENT

	2016	Jan - Mar 17	Apr - Jun 17	Jul - Sep 17	Oct - Dec 17	2017	Jan - Mar 18	Apr - Jun 18	Jul - Sep 18	Oct - Dec 18	2018	Jan - Mar 19	Apr - Jun 19
Revenues													
Mortgage interest income	$ 11,839,445	$ 2,780,049	$ 2,765,429	$ 2,745,607	$ 2,547,439	$ 10,838,524	$ 2,357,162	$ 2,457,651	$ 2,681,712	$ 2,684,209	$ 10,180,734	$ 2,379,060	$ 2,288,780
year / year%	17.0%	-5.6%	-9.5%	-6.4%	-12.3%	-8.5%	-15.2%	-11.1%	-2.3%	5.4%	-6.1%	0.9%	-6.9%
quarter / quarter%	na	-4.3%	-0.5%	-0.7%	-7.2%	na	-7.5%	4.3%	9.1%	0.1%	na	-11.4%	-3.8%
Rental property income	-	-	-	-	-	-	9,781	9,029	44,224	60,299	123,333	104,363	132,380
year / year%	na	na	na	na	na	na	na	na	na	na	na	na	na
quarter / quarter%	na	na	na	na	na	na	na	-7.7%	389.8%	36.3%	na	73.1%	26.9%
Other income	379,053	102,885	219,435	326,470	121,383	770,173	191,494	150,951	132,966	149,597	625,008	105,942	432,620
year / year%	48.3%	-31.3%	100.7%	339.9%	166.0%	103.2%	86.1%	-31.2%	-59.3%	23.2%	-18.8%	-44.7%	186.6%
quarter / quarter%	na	124.6%	113.3%	48.8%	-62.8%	na	57.8%	-21.2%	-11.9%	12.5%	na	-29.2%	308.4%
Total revenues	12,218,498	2,882,934	2,984,864	3,072,077	2,668,822	11,608,697	2,558,437	2,617,631	2,858,902	2,894,105	10,929,075	2,589,365	2,853,780
year / year%	17.8%	-6.9%	-5.7%	2.2%	-9.5%	-5.0%	-11.3%	-12.3%	-6.9%	8.4%	-5.9%	1.2%	9.0%
quarter / quarter%	na	-2.3%	3.5%	2.9%	-13.1%	na	-4.1%	2.3%	9.2%	1.2%	na	-10.5%	10.2%
Operating expenses													
Interest expense	4,187,505	1,107,494	1,077,576	1,003,087	983,080	4,171,237	891,997	902,167	1,058,893	1,113,042	3,966,099	1,019,744	964,617
year / year%	14.7%	18.0%	3.5%	-7.5%	-12.5%	-0.4%	-19.5%	-16.3%	5.6%	13.2%	-4.9%	14.3%	6.9%
quarter / quarter%	na	-1.5%	-2.7%	-6.9%	-2.0%	na	-9.3%	1.1%	17.4%	5.1%	na	-8.4%	-5.4%
Servicer fees	2,063,509	515,640	522,969	552,049	536,298	2,126,956	498,886	492,617	558,479	567,936	2,117,918	524,332	517,564
year / year%	31.2%	8.3%	-1.1%	4.8%	0.9%	3.1%	-3.2%	-5.8%	1.2%	5.9%	-0.4%	5.1%	5.1%
quarter / quarter%	na	-3.0%	1.4%	5.6%	-2.9%	na	-7.0%	-1.3%	13.4%	1.7%	na	-7.7%	-1.3%
Incentive fees	1,594,563	216,781	248,536	252,140	192,019	909,476	239,355	212,780	195,484	158,229	805,848	93,433	92,246
year / year%	-3.0%	-57.5%	-46.1%	-26.1%	-31.9%	-43.0%	10.4%	-14.4%	-22.5%	-17.6%	-11.4%	-61.0%	-56.6%
quarter / quarter%	na	-23.1%	14.6%	1.5%	-23.8%	na	24.7%	-11.1%	-8.1%	-19.1%	na	-41.0%	-1.3%
Provision for losses on loans	157,079	42,680	14,073	-	-	56,753	-	10,000	35,000	45,275	90,275	30,000	414,485
year / year%	na	56.0%	-66.8%	na	na	-63.9%	na	-28.9%	na	na	59.1%	na	na
quarter / quarter%	na	-2.3%	-67.0%	na	na	na	na	na	na	29.4%	na	-33.7%	na
Professional fees	231,562	112,005	86,128	42,306	70,129	310,568	132,855	109,546	85,191	77,573	405,165	69,466	73,747
year / year%	-17.1%	45.0%	70.2%	-47.8%	-15.1%	6.5%	18.6%	27.2%	101.4%	10.6%	30.5%	-47.7%	-32.7%
quarter / quarter%	na	35.6%	-23.1%	-50.9%	65.8%	na	89.4%	-17.5%	-22.3%	-8.9%	na	-10.5%	6.2%
Real estate owned holding costs	64,702	73,769	170,910	57,480	32,005	334,164	28,610	45,214	91,467	56,487	221,778	83,672	85,872
year / year%	-35.3%	13763.2%	1232.2%	50.9%	141.5%	416.5%	-61.2%	-73.5%	59.1%	76.5%	-33.6%	192.5%	89.9%
quarter / quarter%	na	456.6%	131.7%	-66.4%	-44.3%	na	-10.6%	58.0%	102.3%	-38.2%	na	48.1%	2.6%
Other	396,672	103,874	164,403	167,055	153,249	588,581	109,263	114,601	101,835	94,630	420,329	155,995	102,103
year / year%	21.0%	-21.0%	81.4%	112.8%	59.5%	48.4%	5.2%	-30.3%	-39.0%	-38.3%	-28.6%	42.8%	-10.9%
quarter / quarter%	na	8.1%	58.3%	1.6%	-8.3%	na	-28.7%	4.9%	-11.1%	-7.1%	na	64.8%	-34.5%
Total operating expenses	8,755,593	2,172,243	2,284,595	2,074,117	1,966,780	8,497,735	1,900,966	1,886,925	2,126,349	2,113,172	8,027,412	1,976,642	2,250,634
year / year%	14.5%	0.5%	2.5%	-6.4%	-9.5%	-2.9%	-12.5%	-17.4%	2.5%	7.4%	-5.5%	4.0%	19.3%
quarter / quarter%	na	0.0%	5.2%	-9.2%	-5.2%	na	-3.3%	-0.7%	12.7%	-0.6%	na	-6.5%	13.9%
Operating Margin	28.3%	24.7%	23.5%	32.5%	26.3%	26.8%	25.7%	27.9%	25.6%	27.0%	26.5%	23.7%	21.1%
Other income (expense)													
Gain (loss) on sale of real estate owned	(3,320)	(25,224)	34,053	(213,122)	-	(204,293)	98,399	-	(8,729)	(101,830)	(12,160)	(14,548)	11,675
Total other income (expense)	(3,320)	(25,224)	34,053	(213,122)	-	(204,293)	98,399	-	(8,729)	(101,830)	(12,160)	(14,548)	11,675
Income before income tax and LLC fees	3,459,586	685,467	734,322	784,838	702,042	2,906,669	755,870	730,706	723,824	679,103	2,889,503	598,165	614,821
Income tax and LLC fees	13,250	-	7,457	100	-	7,557	150	7,940	-	427	8,517	283	8,304
Net income	$ 3,446,336	$ 685,467	$ 726,865	$ 784,738	$ 702,042	$ 2,899,112	$ 755,720	$ 722,766	$ 723,824	$ 678,676	$ 2,880,986	$ 597,882	$ 606,517
year / year%	6.3%	-27.9%	-20.5%	-3.6%	-8.5%	-15.9%	10.2%	-0.6%	-7.8%	-3.3%	-0.6%	-20.9%	-16.1%
quarter / quarter%	na	-10.7%	6.0%	8.0%	-10.5%	na	7.6%	-4.4%	0.1%	-6.2%	na	-11.9%	1.4%
Net Margin	28.2%	23.8%	24.4%	25.5%	26.3%	25.0%	29.5%	27.6%	25.3%	23.5%	26.4%	23.1%	21.3%

Footnotes

The amounts provided in the financial statements through December 31, 2018 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2019 have not been audited. Audited financial statements for the fiscal year 2019 will be available during the first quarter of 2020.

IRON BRIDGE MORTGAGE FUND LLC
PORTFOLIO ANALYTICS

CAPITALIZATION	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Total Assets	$ 76,716,646	$ 73,748,509	$ 78,134,652	$ 73,828,401	$ 68,096,057	$ 76,589,916	$ 84,945,760	$ 78,340,801	$ 77,682,294	$ 81,463,750
Bank Debt (1)	$ 21,062,314	$ 18,485,522	$ 22,847,896	$ 19,014,062	$ 17,418,966	$ 23,743,771	$ 29,553,940	$ 20,778,689	$ 18,288,903	$ 18,213,863
Junior Notes	$ 36,132,766	$ 34,597,566	$ 33,695,207	$ 33,805,946	$ 27,418,329	$ 27,783,080	$ 27,473,529	$ 28,386,836	$ 28,896,841	$ 24,746,610
Senior Notes	$ -	$ -	$ -	$ -	$ 2,795,940	$ 4,068,857	$ 6,397,726	$ 8,066,007	$ 9,577,358	$ 17,346,712
Equity	$ 18,453,267	$ 19,737,127	$ 20,791,213	$ 20,206,127	$ 20,556,064	$ 20,117,644	$ 20,649,174	$ 20,324,112	$ 20,235,306	$ 20,413,166
PORTFOLIO YIELD	**1Q17**	**2Q17**	**3Q17**	**4Q17**	**1Q18**	**2Q18**	**3Q18**	**4Q18**	**1Q19**	**2Q19**
Interest Coverage	2.6 X	2.8 X	3.1 X	2.7 X	2.9 X	2.9X	2.7X	2.5 X	2.5x	3.0x
Average Portfolio Leverage (QTR)	73.9%	74.0%	72.9%	73.0%	71.5%	71.7%	74.9%	75.3%	74.1%	73.5%
Weighted Average Portfolio Yield (QTR) (2)	16.335%	16.018%	15.294%	14.617%	14.236%	15.207%	14.672%	14.286%	13.856%	13.506%
Weighted Average Yield - New Originations (QTR) (2)	15.900%	14.610%	14.880%	14.940%	15.427%	14.435%	14.446%	15.993%	13.142%	12.844%
AVERAGE DAILY BALANCES	**1Q17**	**2Q17**	**3Q17**	**4Q17**	**1Q18**	**2Q18**	**3Q18**	**4Q18**	**1Q19**	**2Q19**
Average Portfolio Loans (UPB) (QTR)	$ 68,074,136	$ 69,059,461	$ 71,808,399	$ 69,710,604	$ 66,229,012	$ 64,646,101	$ 72,656,095	$ 73,853,481	$ 69,634,093	$ 67,962,458
Average Cash (QTR)	$ 518,369	$ 705,626	$ 678,156	$ 681,377	$ 659,855	$ 652,846	$ 657,952	$ 690,305	$ 626,928	$ 572,862
Average Cash Utilization (QTR) (3)	99.2%	99.0%	99.1%	99.0%	99.0%	99.0%	99.1%	99.1%	99.1%	99.2%
Average LOC Daily Balance	16,390,528	18,471,445	20,496,682	20,291,432	20,791,811	20,047,274	27,738,454	26,695,452	20,904,896	16,369,083
Avg LOC Utilization	79.7%	73.9%	82.0%	81.2%	52.0%	50.1%	69.3%	66.7%	52.3%	40.9%
PORTFOLIO TURNOVER	**1Q17**	**2Q17**	**3Q17**	**4Q17**	**1Q18**	**2Q18**	**3Q18**	**4Q18**	**1Q19**	**2Q19**
Loans Originated (QTR)	91	96	75	71	70	101	70	67	69	95
Loans Paid Off (QTR)	78	100	74	86	86	95	67	97	65	81
New REO Assets / Deeds in Lieu	3	1	3	0	1	2	0	5	0	0
Portfolio Loans	254	249	247	232	215	219	222	187	191	205
Total Historical Payoffs	1562	1663	1740	1826	1913	2010	2077	2179	2244	2325
Total Historical Originations	1816	1912	1987	2058	2128	2229	2299	2366	2435	2530
LOAN SIZE (UPB)	**1Q17**	**2Q17**	**3Q17**	**4Q17**	**1Q18**	**2Q18**	**3Q18**	**4Q18**	**1Q19**	**2Q19**
Portfolio Loans (UPB)	$ 71,388,220	$ 69,970,319	$ 73,343,604	$ 68,410,996	$ 62,972,637	$ 68,254,153	$ 76,279,694	$ 68,590,539	$ 68,254,220	$ 72,543,633
Average Loan Size	$ 281,036	$ 281,005	$ 296,938	$ 294,875	$ 292,896	$ 311,663	$ 342,128	$ 366,794	$ 357,352	$ 353,871
Median Loan Size	$ 205,101	$ 205,500	$ 207,000	$ 199,000	$ 207,000	$ 207,281	$ 247,125	$ 254,190	$ 236,637	$ 227,146
TTM Average Loan Size	$ 263,088	$ 273,282	$ 283,141	$ 288,463	$ 291,428	$ 299,093	$ 310,390	$ 328,370	$ 344,484	$ 355,036
$0-$100,000	47	42	38	46	39	38	30	20	18	21
$100,001-$200,000	78	79	79	72	64	69	59	50	57	58
$200,001-$300,000	50	49	46	39	42	38	42	39	39	49
$300,001-$500,000	46	49	45	36	36	36	42	33	36	39
$500,001-$1,000,000	26	24	32	33	25	29	39	35	33	29
$1,000,000-$1,500,000	7	6	6	5	9	7	8	8	5	5
$1,500,000-$2,000,000	0	0	1	1	0	2	2	2	3	4

(1) Bank debt and total assets are net of line of credit origination fees.
(2) Weighted average portfolio yield first reported 3Q13 equals the gross annualized yield for each loan in the portfolio weighted by its unpaid principal balance (UPB).
(3) Average cash utilization is calculated using the average daily cash balance and average daily UPB.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

LOAN PERFORMANCE	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Performing Loans	241	238	235	216	203	213	214	183	188	201
New Delinquent Loans	4	3	6	4	5	0	3	2	1	4
Total Delinquent Loans	13	11	12	16	12	6	8	4	3	4
Total Historical Delinquent Loans	115	118	124	128	133	133	136	138	139	143
Performing Loans (UPB)	$ 64,829,688	$ 64,904,122	$ 67,622,781	$ 60,356,521	$ 57,123,411	$ 64,996,082	$ 73,406,766	$ 65,498,665	$ 65,484,342	$ 70,870,060
Total Delinquent (UPB)	$ 6,553,532	$ 5,066,197	$ 5,720,823	$ 8,054,475	$ 5,849,226	$ 3,258,071	$ 2,872,928	$ 3,091,874	$ 2,769,878	$ 1,673,573
Non-Performing Loans (UPB)	$ 4,816,646	$ 1,751,887	$ 2,496,739	$ 4,609,829	$ 1,953,870	$ 1,049,300	$ 294,146	$ 1,465,532	$ 1,489,984	$ 392,527
Non-Accruing Loans (UPB)	$ 1,736,886	$ 3,314,310	$ 3,224,084	$ 3,444,645	$ 3,895,356	$ 2,208,771	$ 2,578,782	$ 1,626,342	$ 1,279,894	$ 1,281,046
Provision for Loan Losses (QTR)	$ 42,680	$ 14,073	$ -	$ -	$ -	$ 10,000	$ 35,000	$ 45,275	$ 30,000	$ 414,485
Loan Charge Offs (QTR)	$ (25,224)	$ (78,600)	$ (213,126)	$ -	$ -	$ -	$ (8,729)	$ (155,869)	$ (59,589)	$ (318,382)
Allowance for loan losses	$ 1,167,924	$ 1,103,397	$ 890,272	$ 890,272	$ 890,272	$ 900,272	$ 926,542	$ 815,947	$ 786,358	$ 882,461
% UPB	1.6%	1.6%	1.2%	1.3%	1.4%	1.3%	1.2%	1.2%	1.2%	1.2%
Delinquent Loan Detail										
Total Non-Performing Loans	7	4	7	10	4	1	2	2	2	3
Total Non-Accruing Loans	6	7	5	6	8	5	6	2	1	1
Total Impaired Loans	0	0	0	0	0	0	0	0	0	0
% of Total (# of Loans)										
Performing	94.9%	95.6%	95.1%	93.1%	94.4%	97.3%	96.4%	97.9%	98.4%	98.0%
Total Delinquent	5.1%	4.4%	4.9%	6.9%	5.6%	2.7%	3.6%	2.1%	1.6%	2.0%
Non-Performing	2.8%	1.6%	2.8%	4.3%	1.9%	0.5%	0.9%	1.1%	1.0%	1.5%
Non Accruing	2.4%	2.8%	2.0%	2.6%	3.7%	2.3%	2.7%	1.1%	0.5%	0.5%
% of Total UPB										
Performing	90.8%	92.8%	92.2%	88.2%	90.7%	95.2%	96.2%	95.5%	95.9%	97.7%
Total Delinquent	9.2%	7.2%	7.8%	11.8%	9.3%	4.8%	3.8%	4.5%	4.1%	2.3%
Non-Performing	6.7%	2.5%	3.4%	6.7%	3.1%	1.5%	0.4%	2.1%	2.2%	0.5%
Non Accruing	2.4%	4.7%	4.4%	5.0%	6.2%	3.2%	3.4%	2.4%	1.9%	1.8%
% of Total Asset										
Performing	84.5%	88.0%	86.5%	81.8%	82.9%	84.9%	86.4%	83.6%	84.3%	87.0%
Total Delinquent	8.5%	6.9%	7.3%	10.9%	8.5%	4.3%	3.4%	3.9%	3.6%	2.1%
Non-Performing	6.3%	2.4%	3.2%	6.2%	2.8%	1.4%	0.3%	1.9%	1.9%	0.5%
Non Accruing	2.3%	4.5%	4.1%	4.7%	5.7%	2.9%	3.0%	2.1%	1.6%	1.6%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

REO ASSETS	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
New REO Assets (QTR)	3	1	3	0	1	2	0	5	0	1
Sold REO Assets (QTR)	2	3	2	0	1	0	1	4	1	3
REO Assets Converted to Rental Properties	—	—	—	—	—	—	—	3	0	1
Total REO Assets (#)	8	6	7	7	7	9	8	6	5	2
Total REO Assets ($)	$ 4,262,735	$ 3,386,111	$ 3,827,676	$ 4,796,566	$ 5,672,235	$ 8,473,106	$ 8,853,754	$ 3,316,361	$ 2,876,578	$ 2,161,624
% of Total Assets	5.6%	4.6%	4.9%	6.5%	8.2%	11.1%	10.4%	4.2%	3.7%	2.7%
Total Historical REO Properties	28	29	32	32	33	35	35	40	40	40
Historical Foreclosures Reverted to Lender	21	21	22	22	23	24	24	27	27	27
Historical Deeds-in-Lieu of Foreclosure	7	8	10	10	10	11	11	13	13	13

RENTAL PROPERTIES	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
New Rental Properties (QTR)	—	—	—	—	—	—	—	3	0	1
Sold Rental Properties (QTR)	—	—	—	—	—	—	—	0	0	0
Total Rental Properties (#)	—	—	—	—	—	—	—	3	3	4
Total Rental Properties ($)	—	—	—	—	—	—	—	$ 6,414,813	$ 6,549,528	$ 7,087,303
% of Total Assets	—	—	—	—	—	—	—	8.2%	8.4%	8.7%

PORTFOLIO AGE	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
# of Loans										
00-06 months	125	142	138	123	120	138	135	107	114	143
06-09 months	42	24	31	33	28	31	25	34	25	18
09-12 months	32	24	18	18	18	17	23	11	23	12
12+ months	55	59	60	58	49	33	39	35	29	32
% of Total (# of Loans)										
00-06 months	49%	57%	56%	53%	56%	63%	61%	57%	60%	70%
06-09 months	17%	10%	13%	14%	13%	14%	11%	18%	13%	9%
09-12 months	13%	10%	7%	8%	8%	8%	10%	6%	12%	6%
12+ months	22%	24%	24%	25%	23%	15%	18%	19%	15%	15%
Unpaid Principal Balance										
00-06 months	$ 31,104,581	$ 36,499,876	$ 32,723,355	$ 28,935,266	$ 30,629,046	$ 43,117,221	$ 47,616,937	$ 34,548,794	$ 35,505,262	$ 45,872,055
06-09 months	$ 10,696,943	$ 6,021,385	$ 12,341,007	$ 9,158,379	$ 8,942,245	$ 6,601,092	$ 8,476,165	$ 15,836,408	$ 10,301,916	$ 7,029,326
09-12 months	$ 8,490,646	$ 6,487,248	$ 5,085,818	$ 8,696,998	$ 4,403,432	$ 4,543,049	$ 5,113,705	$ 5,863,478	$ 11,520,246	$ 6,227,050
12+ months	$ 21,091,051	$ 20,961,809	$ 23,193,424	$ 21,620,353	$ 18,997,914	$ 13,992,791	$ 15,072,888	$ 12,341,859	$ 10,926,796	$ 13,415,202
% of Total (UPB)										
00-06 months	44%	52%	45%	42%	49%	63%	62%	50%	52%	63%
06-09 months	15%	9%	17%	13%	14%	10%	11%	23%	15%	10%
09-12 months	12%	9%	7%	13%	7%	7%	7%	9%	17%	9%
12+ months	30%	30%	32%	32%	30%	21%	20%	18%	16%	18%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PORTFOLIO LTV	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Active Loans (UPB)										
Unpaid Principal Balance (UPB)	$ 71,383,220	$ 69,970,319	$ 73,343,604	$ 68,410,996	$ 62,972,637	$ 68,254,153	$ 76,279,694	$ 68,590,539	$ 68,254,220	$ 72,543,633
Unfunded Loan Balance (4)	$ 10,042,862	$ 9,623,347	$ 8,828,847	$ 7,647,593	$ 8,998,193	$ 10,324,667	$ 9,697,776	$ 9,491,811	$ 9,796,486	$ 10,183,256
Est. After Repair Value ($)	$ 116,049,500	$ 117,258,500	$ 120,431,500	$ 112,062,500	$ 108,844,500	$ 120,603,500	$ 131,550,000	$ 118,625,000	$ 118,689,600	$ 127,174,600
Loan-to-Value (Fully Funded) (5)	70%	68%	68%	68%	66%	65%	65%	66%	66%	65%
Paid Off Loans (UPB) (QTR)										
Unpaid Principal Balance (UPB)	$ 20,690,583	$ 24,364,144	$ 18,012,507	$ 23,826,888	$ 25,126,048	$ 28,014,906	$ 18,486,721	$ 29,526,730	$ 23,960,981	$ 24,874,495
Average Loan Size (UPB)	$ 265,264	$ 243,641	$ 243,412	$ 277,067	$ 292,163	$ 294,894	$ 275,921	$ 304,399.28	$ 368,630.48	$ 307,092.53
Average Loan Size (UPB, Trailing 12 Months)	$ 240,189	$ 245,148	$ 252,343	$ 257,344	$ 264,068	$ 276,882	$ 285,009	$ 291,844	$ 310,961	$ 314,011
Properties Sold - Retail (QTR) (6)										
Unpaid Principal Balance (UPB)	$ 16,293,707	$ 19,257,315	$ 16,309,947	$ 16,436,166	$ 22,500,289	$ 22,488,694	$ 16,153,215	$ 23,976,997	$ 18,915,694	$ 20,609,389
Original "After Repair" Loan to Value	65%	71%	63%	64%	67%	66%	65%	66%	67%	68%
Actual Sale Price	$ 26,208,124	$ 32,234,814	$ 28,248,386	$ 27,437,631	$ 36,168,289	$ 36,352,003	$ 24,890,858	$ 37,274,453	$ 30,007,600	$ 32,208,000
Actual Loan-to-Sales Price (LTV)	62%	60%	58%	60%	62%	62%	65%	64%	63%	64%
Properties Sold (# of Loans)	59	76	64	64	76	69	56	83	49	64
Refinanced Loans & Wholesaled Properties (QTR) (6)							67.00			
Unpaid Principal Balance (UPB)	$ 4,396,876	$ 5,106,829	$ 1,702,560	$ 7,390,722	$ 2,625,759	$ 5,526,212	$ 2,333,506	$ 5,549,733	$ 5,045,288	$ 4,265,106
Loans Refinanced & Wholesaled (# of Loans)	19	24	10	22	10	26	11	14	16	17

BORROWER CONCENTRATION	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Portfolio Borrowers	151	160	152	151	142	133	147	135	132	145
Avg. Loans / Borrower	1.7	1.6	1.6	1.5	1.5	1.6	1.5	1.4	1.4	1.4
Avg. % of Portfolio UPB per Borrower	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%
Top Borrower (% of UPB)	6%	6%	7%	8%	7%	7%	8%	8%	9%	9%
Top 3 Borrowers (% of UPB)	13%	13%	15%	17%	14%	19%	16%	18%	20%	17%

(4) Unfunded Loan Balance is comprised of construction funds that have been approved but not yet dispersed.

(5) Estimated Loan-to-Value assumes all loans are fully funded and improvements to real estate have been completed. Value is based on After Repair Value (ARV).

(6) Prior to 2014, loans that were paid off through a refinance (property not sold) were included in paid off loans using our ARV quicksale estimate as the sales price. As of 1Q14, refinanced loans are

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PROJECT TYPE	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
# of Loans										
SFR - Rehab	194	202	201	187	179	193	194	159	165	176
SFR - New Construction	35	30	33	34	27	25	26	19	22	26
MFR - Rehab (7)	18	16	13	11	8	1	1	1	1	1
MFR - New Construction	1	1	0	0	0	0	1	2	2	1
Commercial	0	0	0	0	0	0	0	0	1	1
Land Entitlements	5	0	0	0	1	0	0	2	0	0
Wholesale	1	0	0	0	0	0	0	0	0	0
% of UPB										
SFR - Rehab	72%	73%	73%	74%	77%	83%	83%	84%	81%	80%
SFR - New Construction	21%	22%	23%	24%	20%	15%	15%	13%	12%	14%
MFR - Rehab	5%	4%	3%	2%	3%	2%	2%	2%	1%	1%
MFR - New Construction	1%	<1%	0%	0%	0%	0%	<1%	<1%	1%	1%
Commerical	0%	0%	0%	0%	0%	0%	0%	0%	4%	3%
Land Entitlements	1%	0%	0%	0%	<1%	0%	0%	0%	0%	0%
Wholesale	<1%	0%	0%	0%	0%	0%	0%	0%	0%	0%

COLLATERAL GEOGRAPHY	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
CALIFORNIA										
# of Active Loans	57	55	51	46	47	48	52	59	58	57
% of Total UPB	35%	34%	35%	39%	43%	46%	47%	53%	46%	44%
# of Paid Off Loans (QTR)	13	19	17	14	16	22	18	20	20	24
% of Paid Off UPB	28%	34%	29%	21%	35%	42%	44%	35%	35%	44%
COLORADO										
# of Active Loans	7	11	9	10	9	12	18	15	18	17
% of Total UPB	5%	6%	5%	6%	7%	7%	10%	9%	12%	11%
# of Paid Off Loans (QTR)	3	2	3	3	3	3	1	6	6	5
% of Paid Off UPB	16%	3%	9%	6%	5%	5%	3%	9%	9%	9%
CONNECTICUT										
# of Active Loans	—	—	—	—	—	2	1	1	1	—
% of Total UPB	—	—	—	—	—	<1%	<1%	<1%	<1%	—
# of Paid Off Loans (QTR)	1	—	—	—	—	—	1	—	—	1
% of Paid Off UPB	1%	—	—	—	—	—	<1%	—	—	1%
FLORIDA										
# of Active Loans	1	2	3	5	3	4	4	3	3	1
% of Total UPB	<1%	<1%	1%	1%	1%	1%	2%	2%	1%	<1%
# of Paid Off Loans (QTR)	—	2	—	2	2	2	1	3	3	2
% of Paid Off UPB	—	1%	—	1%	1%	1%	<1%	2%	2%	1%
GEORGIA										
# of Active Loans	2	2	3	1	4	5	1	1	4	5
% of Total UPB	<1%	<1%	<1%	<1%	1%	1%	<1%	<1%	1%	1%
# of Paid Off Loans (QTR)	—	2	—	3	—	1	4	1	1	2
% of Paid Off UPB	—	1%	—	1%	—	<1%	3%	<1%	<1%	1%

(7) Multi family residential is defined as consisting of 5 or more residential units. Prior to Q2 2018 multi-family loans included any projects with 2 or more units.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
ILLINOIS										
# of Active Loans	75	62	52	55	46	41	40	23	16	12
% of Total UPB	17%	16%	12%	13%	12%	11%	9%	6%	5%	4%
# of Paid Off Loans (QTR)	17	25	23	14	16	19	7	15	15	4
% of Paid Off UPB	12%	13%	22%	10%	8%	10%	6%	7%	7%	2%
INDIANA										
# of Active Loans	1	1	1	3	2	1	1	1	2	5
% of Total UPB	<1%	<1%	<1%	1%	<1%	<1%	<1%	<1%	<1%	1%
# of Paid Off Loans (QTR)	2	1	—	—	1	2	—	1	1	—
% of Paid Off UPB	0	<1%	—	—	1%	1%	—	<1%	<1%	—
LOUISIANA										
# of Active Loans (EOQ)	—	—	—	—	—	—	1	2	1	1
% of Total UPB	—	—	—	—	—	—	<1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—	—	—
MASSACHUSETTS										
# of Active Loans	2	3	3	3	4	—	1	—	—	—
% of Total UPB	1%	1%	1%	1%	2%	—	<1%	—	—	—
# of Paid Off Loans (QTR)	—	—	—	—	—	5	—	1	1	—
% of Paid Off UPB	—	—	—	—	—	4%	—	1%	1%	—
MISSOURI										
# of Active Loans	—	—	—	—	—	—	—	1	—	2
% of Total UPB	—	—	—	—	—	—	—	<1%	—	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	—	1
% of Paid Off UPB	—	—	—	—	—	—	—	—	—	<1%
NEW JERSEY										
# of Active Loans	4	4	3	3	7	7	5	2	1	1
% of Total UPB	<1%	<1%	<1%	<1%	1%	1%	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	1	3	3	1	2	2	2	3	3	—
% of Paid Off UPB	<1%	1%	1%	<1%	1%	1%	1%	1%	1%	—
NORTH CAROLINA										
# of Active Loans	2	1	1	2	2	3	1	1	3	3
% of Total UPB	<1%	<1%	<1%	<1%	1%	1%	<1%	<1%	<1%	1%
# of Paid Off Loans (QTR)	—	1	—	1	—	—	2	1	1	—
% of Paid Off UPB	—	<1%	—	1%	—	—	<1%	1%	1%	—
OKLAHOMA										
# of Active Loans	—	1	1	1	—	—	—	—	—	—
% of Total UPB	—	<1%	<1%	<1%	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	—	—	—	1	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	1%	—	—	—	—	—

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
OREGON										
# of Active Loans	69	68	77	59	51	50	47	39	43	45
% of Total UPB	30%	29%	32%	24%	22%	20%	18%	16%	22%	22%
# of Paid Off Loans (QTR)	24	30	14	32	27	24	17	23	23	19
% of Paid Off UPB	29%	35%	24%	47%	32%	26%	27%	29%	29%	25%
PENNSYLVANIA										
# of Active Loans	7	6	5	6	4	2	1	1	1	1
% of Total UPB	1%	1%	1%	1%	<1%	<1%	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	1	2	1	2	3	2	1	—	—	—
% of Paid Off UPB	1%	1%	1%	1%	1%	1%	<1%	—	—	—
SOUTH CAROLINA										
# of Active Loans	—	2	5	4	4	5	6	5	6	4
% of Total UPB	—	<1%	1%	<1%	<1%	1%	1%	2%	3%	2%
# of Paid Off Loans (QTR)	2	—	—	2	1	—	—	3	3	2
% of Paid Off UPB	<1%	—	—	1%	<1%	—	—	1%	1%	3%
TENNESSEE										
# of Active Loans	—	—	—	1	2	2	2	2	2	1
% of Total UPB	—	—	—	<1%	<1%	<1%	<1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	1	—	—	1
% of Paid Off UPB	—	—	—	—	—	—	<1%	—	—	1%
TEXAS										
# of Active Loans	1	3	5	6	7	10	11	6	10	21
% of Total UPB	<1%	1%	1%	2%	2%	3%	3%	1%	3%	5%
# of Paid Off Loans (QTR)	1	1	—	3	2	1	2	7	7	5
% of Paid Off UPB	0	1%	—	2%	2%	1%	2%	5%	5%	3%
UTAH										
# of Active Loans	—	—	—	—	—	—	—	—	1	2
% of Total UPB	—	—	—	—	—	—	—	—	1%	1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—	—	—
VIRGINIA										
# of Active Loans	—	—	3	3	3	2	1	1	1	2
% of Total UPB	—	—	<1%	1%	<1%	1%	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	1	1	—	—	1
% of Paid Off UPB	—	—	—	—	—	1%	1%	—	—	1%
WASHINGTON										
# of Active Loans	26	28	25	24	20	25	29	24	20	21
% of Total UPB	10%	10%	9%	9%	6%	6%	7%	7%	6%	6%
# of Paid Off Loans (QTR)	13	12	13	9	12	11	9	13	13	14
% of Paid Off UPB	10%	10%	14%	8%	12%	7%	10%	9%	9%	10%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.